Exhibit 99.1

Attunity to Deliver High-Speed Data Loading to Amazon Redshift -
AWS’s New Data Warehouse in the Cloud

Attunity solution to provide fast, scalable and fully-managed data replication from on-premises databases to enable Big Data analytics in the cloud

BURLINGTON, MA – February 19, 2013 - Attunity Ltd. (NASDAQ: ATTU), a leading provider of information availability software solutions, announced today the imminent release of an optimized data loading solution for Amazon Redshift, AWS’s new data warehouse in the cloud. Attunity’s offering is being designed to provide a high-speed, scalable and fully-managed solution designed to move data from enterprise databases into Amazon Redshift quickly, easily and affordably. The new Attunity solution is expected to be available for customer preview in March 2013. Amazon Redshift customers can find more information and pre-register http://www.attunitycloudbeam.com/services/cloud-replication/amazon-redshift-details.

Data warehousing has long been a critical enabler for business intelligence and growth, used by many enterprises to enable Big Data analytics. Amazon Redshift brings to market an innovative approach to data warehousing, leveraging cloud computing to enable significant reductions in the total costs of owning and operating a data warehouse. While organizations look to capitalize on these potential gains in agility and cost, they face the challenge of moving large amounts of information from their on-premises data centers into Amazon Redshift in the cloud. Attunity’s solution will be designed to simplify this process, leveraging high-performance database replication, ease of use, and high-speed data transfer technologies.

“Technology partners play an important role in the Amazon Redshift ecosystem and Attunity’s solution offers customers an efficient way to move their data into Amazon Redshift,” said Terry Wise, Head of Worldwide Partner Ecosystem at AWS. “The high performance and ease of use that Attunity’s solution will provide will make it even easier for our customers to realize the business and cost-saving benefits of Amazon Redshift.”

“Attunity is thrilled with the launch of Amazon Redshift, which can provide enterprises with the opportunity to significantly reduce the costs of data warehousing and derive competitive advantage from Big Data analytics,” said Itamar Ankorion, Vice President of Business Development and Corporate Strategy at Attunity. “Attunity’s solution is being uniquely architected for high-speed data loading from enterprise databases to Amazon Redshift, designed to alleviate the data transfer bottleneck, and accelerate time to value. We are focused on enabling customers to benefit from the economies of cloud computing.”

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery. Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", “to”, and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our launch of Attunity's solution in March 2013 and the anticipated features and benefits of Attunity’s optimized data loading solution, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's Annual Report on Form 20-F/A for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2013. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:
Melissa Kolodziej, Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
Tel. 781-730-4073